UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Pioneer Multi-Asset Floating Rate Trust

Address of principal business office:

60 State Street
Boston, Massachusetts 02109

Telephone number (including area code):

(617) 742-7825

Name and address of agent for service of process:

Terrence J. Cullen
Pioneer Investment Management, Inc.
60 State Street
Boston, Massachusetts  02109

copies to:

Roger P. Joseph, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  [X]                                           No  [  ]

NOTICE

Notice is hereby given that this Notification of Registration has been executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 7th day of September, 2010.

Pioneer Multi-Asset Floating Rate Trust

By: /s/ Daniel K. Kinsbury
Daniel K. Kingsbury
Trustee

ATTEST:

/s/ Christopher J. Kelley
Christopher J. Kelley
Associate General Counsel
Pioneer Investment Management, Inc.